UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

MakeMusic, Inc.
(Name of Subject Company)

LEAP ACQUISITION CORPORATION
(Offeror)

A wholly-owned subsidiary of
LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
(Parent of Offeror)

LAUNCHEQUITY PARTNERS, LLC
(Parent Sponsor)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

56086P202
(CUSIP Number of Class of Securities)

LaunchEquity Partners, LLC
c/o Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications
on Behalf of Filing Persons)
_____________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,484,778.65	$2,384.93

__________________

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (together with the associated stock purchase rights, the “Shares”), of MakeMusic, Inc., a Minnesota corporation, other than Shares owned by LEAP Acquisition Corporation (“Purchaser”) and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”), at a purchase price of $4.85 per Share, net to the seller in cash.  As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 Shares are owned by Parent and Purchaser. In addition, all vested and unvested stock options, which represent 33,576 Shares on a fully-diluted basis using the treasury stock method (none of which stock options are held by Parent or Purchaser), and rights of the former shareholders of the Garritan Corporation to receive 27,655 Shares, are to be cashed out at the Effective Time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement.  As a result, this calculation assumes the purchase of 3,605,109 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,384.93
Form or Registration No.:	Schedule 13E-3/Schedule TO (File No. 005-50055)
Filing Party:	LEAP Acquisition Corporation, a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners
Date Filed:	March 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 further amends and supplements the combined Tender Offer Statement and Rule 13E-3 Transaction Statement filed under the cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), LEAP Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent (“Purchaser”), and LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”).  The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase Shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent and Purchaser, at a purchase price of $4.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2013 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), Supplement No. 1 to the Offer to Purchase, dated April 5, 2013 (“Supplement No. 1”), a copy of which is attached to Schedule TO as Exhibit (a)(1)(vii) and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 4 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

  Items 1, 4, 11, 12 and 13.

1.	Items 1, 4, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following:

On April 18, 2013, Purchaser, Parent, Parent Sponsor and MakeMusic mutually agreed and announced that Purchaser extended the expiration of the Offer to 12:00 midnight, New York City time, on Tuesday April 30, 2013.

2.	Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On April 10, 2013, the plaintiff filed an amended complaint with the District Court that alleges, among other things, that MakeMusic violated certain sections of the Minnesota Securities Act related to fraud or material misrepresentations; that Parent, Parent Sponsor, Purchaser and members of the MakeMusic Board were liable for such alleged violations as control persons of MakeMusic; that Parent, Parent Sponsor, Purchaser, MakeMusic and members of the MakeMusic Board violated certain sections of the Minnesota Securities Act related to fraud in providing investment advice for compensation; that Parent, Parent Sponsor, Purchaser, MakeMusic and members of the MakeMusic Board engaged in negligent misrepresentations, or aided and abetted others’ alleged negligent misrepresentations; and that Parent, Parent Sponsor, Purchaser, MakeMusic and members of the MakeMusic Board engaged in common law fraud, or aided and abetted others’ alleged common law fraud.  The relief sought by the plaintiff remained unchanged.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(v) hereto and is incorporated herein by reference.

On April 16, 2013, the District Court issued an order (the “Order”) ruling, among other things, the plaintiff’s claims in the amended complaint were derivative rather than direct, and the matter continues stayed pending the investigation and determination of a special litigation committee appointed by MakeMusic’s Board of Directors. The foregoing description is qualified in its entirety by reference to the Order, which is filed as Exhibit (a)(5)(vi) hereto and is incorporated herein by reference.

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3.	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description

(a)(5)(iv)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on April 18, 2013.

(a)(5)(v)	Amended Complaint filed on April 10, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.).

(a)(5)(vi)	Order issued April 16, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.).

(d)(6)	Letter Agreement between MakeMusic, Inc. and Purchaser, Parent and Parent Sponsor dated April 18, 2013.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2013

PURCHASER: LEAP Acquisition Corporation

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Chief Executive Officer

PARENT: LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

By:	LaunchEquity Partners, LLC
	Title:	Manager

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

PARENT SPONSOR LaunchEquity Partners, LLC

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 22, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement published in The New York Times on March 22, 2013.*

(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated April 5, 2013. ***

(a)(5)(i)
Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Schedule TO filed by LaunchEquity Partners, LLC on March 13, 2013).

(a)(5)(ii)	Complaint filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.). **

(a)(5)(iii)
Order issued April 5, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

(a)(5)(iv)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on April 18, 2013.

(a)(5)(v)	Amended Complaint filed on April 10, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.).

(a)(5)(vi)	Order issued April 16, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.).

(c)(1)
Opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee of the MakeMusic, Inc. Board of Directors (incorporated by reference to Annex B of the Schedule 14D-9 filed by MakeMusic, Inc. on March 22, 2013).

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.*

(d)(2)
Agreement and Plan of Merger, dated as of March 12, 2013, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MakeMusic, Inc. on March 13, 2013).

(d)(3)
Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D filed by LaunchEquity Partners, LLC on March 5, 2010).

*	Previously filed with the Schedule TO.
**	Previously filed with Amendment No. 1 to the Schedule TO.
***	Previously filed with Amendment No. 2 to the Schedule TO.

(d)(4)
Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed by LaunchEquity Partners, LLC on August 24, 2011).

(d)(5)	Exclusivity Agreement dated February 17, 2013 by and between MakeMusic and Parent Sponsor (incorporated by reference to Exhibit (e)(22) to Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

(d)(6)	Letter Agreement between MakeMusic, Inc. and Purchaser, Parent and Parent Sponsor dated April 18, 2013.

(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (included as Schedule C to the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)). *

*	Previously filed with the Schedule TO.